Exhibit 12.1

RATIO OF EARNINGS TO FIXED CHARGES

	YEAR ENDED JUNE 30,					THREE MONTHS ENDED
	2007	2008	2009	2010	2011	September 30, 2011
Ratio of Earnings to Fixed Charges	4.3	23.4	24.6	128.5	10.4	9.4

Earnings:

For the years ended June 30, 2007, 2008, 2009, 2010 and 2011 and the three months ended September 30, 2011, earnings amounted to $3.4 million, $26.7 million, $21.3 million, $19.6 million, $23.3 million, and $7.2 million, respectively.

Fixed Charges:

For the years ended June 30, 2007, 2008, 2009, 2010 and 2011 and the three months ended September 30, 2011, fixed charges amounted to $0.8 million, $1.1 million, $0.9 million, $0.2 million, $2.2 million, and $0.8 million, respectively.